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                              December 16, 2020

       Sharat Sharan
       Chief Executive Officer
       ON24, Inc.
       50 Beale Street, 8th Floor
       San Francisco, CA 94105

                                                        Re: ON24, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
7, 2020
                                                            CIK No. 0001110611

       Dear Mr. Sharan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 24, 2020.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. For context, please disclose your dollar-based net retention rate for the periods presented.
   2.                                                   We note your response
to prior comment 1. Please disclose that none of these
                                                        customers constitute a
material portion of your revenue for the period ended September
                                                        30, 2020.
 Sharat Sharan
FirstName
ON24, Inc.LastNameSharat Sharan
Comapany16,
December   NameON24,
              2020     Inc.
December
Page 2    16, 2020 Page 2
FirstName LastName
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551- 3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Andrew Ledbetter, Esq.